PEPPER HAMILTON LLP
Hamilton Square
600 Fourteenth Street, N.W.
Washington, D.C. 20005-2004
202-220-1200
202-220-1665 Fax

Direct Dial: Robert B. Murphy, Esq. 202-220-1454 202-318-6224 Efax murphyr@pepperlaw.com

January 23, 2006

VIA EDGAR TRANSMISSION
Mr. Hugh Fuller
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VASCO Data Security International, Inc.: Pre-Effective Amendment No. 1 on Form S-1 to Form S-3 (File No. 333-124458)

Dear Mr. Fuller:

Thank you for your call this morning. As we discussed, our printer miscoded the above-referenced resale registration as a new Form S-1, which resulted in the filing being assigned a new file number (333-131091), instead of the above-referenced file number. Accordingly, we are hereby re-transmitting the filing with the proper header code and will separately submit a Form RW to withdraw the incorrectly filed Form S-1 registration statement.

Further, the issuer has added 6,578,175 shares of its common stock to the resale registration on behalf of its chairman. All of these shares have been outstanding for many years, and in most cases for nearly 20 years; the issuer has not sold any shares of its common stock since the S-3 was originally filed in April 2005. A filing fee was paid to cover these additional shares when the miscoded S-1 was filed last week. Please advise if we need to take any action in that regard so that such fee gets credited to the additional shares shown on the facing page of the re-filed Form S-1/A.

Thank you very much for your assistance in this matter. The issuer will be requesting acceleration of the resale registration as soon as practicable.

Sincerely,
ROBERT B. MURPHY